                Management's Discussion of Fund Performance

                             MONEY MARKET FUND


The Money Market Fund finished the year above the $100 million mark in net assets, with $101.4 million, and posted a net annual return of 5.51 percent. Yields on money market securities went up slightly in the fourth quarter, while the 90-day Treasury Bill yield increased by 15 basis points during that time. This followed a slight decline in both the 90-day T-bill rate and short term interest rates in general in the third quarter.

The Federal Reserve took action on short term rates only once in 1996, lowering the Fed Funds rate by 25 basis points on January 31. The Fed chose not to take any other action based on the absence of any strong data to indicate an overheating or rapidly slowing economy. At year end, economic growth remained moderate and general price levels remained under control.

MONEY MARKET FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                    Money Market Fund
10/01/87            10,000
12/31/87            10,186
12/31/88            10,976
12/31/89            12,025
12/31/90            13,039
12/31/91            13,846
12/31/92            14,360
12/31/93            14,801
12/31/94            15,424
12/31/95            16,343
12/31/96            17,243

The Money Market Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 5.51%, 4.49% and 6.06% respectively.
Fund began operations on October 1, 1987.

                       INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
General American Capital Company Money Market Fund:

We have audited the statement of assets and liabilities, including the schedule of investments, of the Money Market Fund of General American Capital Company as of December 31, 1996, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights information for the periods presented. These financial statements and financial highlights information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody were confirmed to us by the custodians. As to securities purchased and sold but not received or delivered, if any, we requested confirmations from brokers, and where replies were not received, we carried out other appropriate auditing procedures to verify their existence. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights information referred to above present fairly, in all material respects, the financial position of the Money Market Fund of General American Capital Company as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended and financial highlights information for the periods presented, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP











St. Louis, Missouri
January 31, 1997

            GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Statement of Assets and Liabilities
December 31, 1996

ASSETS:
  Investments, at value:
    (see accompanying schedule)
    Short term securities         $ 101,224,478
                                  -------------
      Total investments             101,224,478
  Cash                                  114,921
  Interest receivable                   101,062
                                  -------------
    Total assets                    101,440,461
                                  -------------

LIABILITIES:
  Payable to Conning Asset
    Management Company                    9,061
  Payable to General American
    Life Insurance Company                5,799
                                  -------------
    Total liabilities                    14,860
                                  -------------

      Total net assets              101,425,601
                                  =============

TOTAL SHARES OF CAPITAL
STOCK OUTSTANDING                     5,882,249

      Net asset value per
      share (Total net assets
      divided by total shares of
      capital stock outstanding)  $       17.24

    Total amortized cost of
    investments                     101,222,173

See accompanying notes to financial statements.


Statement of Operations
As of December 31, 1996

INVESTMENT INCOME:
  Interest                          $ 4,108,668
                                    -----------
    Total investment income           4,108,668
                                    -----------

EXPENSES:
  Investment management charge           92,359
  Administrative charge                  59,110
                                    -----------
    Total expenses                      151,469
                                    -----------

      Net Investment income           3,957,199
                                    -----------

NET INCREASE IN NET ASSETS
FROM OPERATIONS                     $ 3,957,199
                                    ===========

            GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Statements of Changes in Net Assets

                                                    Year ended     Year ended
                                                    December 31    December 31
                                                    -----------    -----------
                                                       1996           1995
                                                    -----------    -----------
Operations:
  Net investment income                           $   3,957,199   $  4,050,581
                                                  -------------   ------------

    Net increase in net assets from operations        3,957,199      4,050,581
  Capital share transactions                         26,894,392    (26,815,810)
                                                  -------------   ------------

    Net increase (decrease) in net assets            30,851,591    (22,765,229)
  Net assets, beginning of year                      70,574,010     93,339,239
                                                  -------------   ------------

Net assets, end of year                           $ 101,425,601   $ 70,574,010
                                                  =============   ============

See accompanying notes to financial statements.

Financial Highlights

                                Year ended        Year ended        Year ended        Year ended        Year ended
                                December 31       December 31       December 31       December 31       December 31
                                -----------       -----------       -----------       -----------       -----------
                                   1996              1995              1994              1993              1992
                                -----------       -----------       -----------       -----------       -----------

Net asset value, beginning
  of year <F1>                  $   16.34          $  15.42          $  14.80          $  14.36          $  13.85

Income from operations:
Net investment income                0.90              0.92              0.62              0.44              0.51
                                ---------          --------          --------          --------          --------
Net asset value, end of
  year                          $   17.24          $  16.34          $  15.42          $  14.80          $  14.36
                                =========          ========          ========          ========          ========

Total return                         5.51%             5.96%             4.21%             3.07%             3.71%

Net assets, end of year
  (in thousands)                $ 101,426          $ 70,574          $ 93,339          $ 84,430          $ 84,880


Ratio of expenses to
  average net assets <F2>            0.21%             0.21%             0.21%             0.21%             0.21%

Ratio of net investment
  income to average net
  assets <F2>                        5.37%             5.78%             4.17%             3.06%             3.68%
Portfolio turnover rate              <F3>              <F3>              <F3>              <F3>              <F3>

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Computed on an annualized basis.
<F3> A portfolio turnover rate is not calculated for securities on which the maturity or expiration dates at the time of acquisition were one year.

See accompanying notes to financial statements.

            GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND


Notes to Financial Statements - December 31, 1996


NOTE 1-ORGANIZATION
General American Capital Company Money Market Fund (the Company or the
Fund), commenced operations on October 1, 1987, and is registered under the Investment Company Act of 1940 as amended, as an open-end diversified management investment company.

The Company offers to its shareholders a separate investment fund which operates as a distinct investment vehicle. As of December 31, 1996, the Company sells its shares to life insurance and other separate accounts established by General American Life Insurance Company (General American), Security Equity Life Insurance Company (Security Equity), and Cova Financial Services Life Insurance Company (Cova), wholly owned insurance subsidiaries of General American.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

A. INVESTMENTS:
   The market values for short term securities with maturities of 60 days or more at date of valuation are determined daily by an independent broker-dealer based on current market conditions. Short term securities with maturities of less than 60 days at date of valuation are valued at amortized cost, which approximates market value.

B. INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME:
   Investment transactions are recorded on the trade date (date the order to buy or sell is executed). Interest income and amortization of premium and discount are recorded on an accrual basis.

C. FEDERAL INCOME TAXES AND DISTRIBUTIONS TO SHAREHOLDERS:
   No provision for Federal income taxes is necessary because the Fund qualifies as a "regulated investment company" under Subchapter M of the Internal Revenue Code and intends to distribute each year substantially all of its net investment income and realized gains to its shareholders. Shareholders of the fund consist of the separate accounts of General American, Security Equity and Cova, each of which are exempt from Federal income taxes.

D. CONSENT DIVIDENDS:
   The Fund follows the accounting practice known as consent dividending, whereby substantially all of its net investment income and realized gains are treated as being distributed daily to shareholders of the fund and are immediately reinvested in the Fund.

E. USE OF ESTIMATES:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

NOTE 3-MANAGEMENT AND ADMINISTRATIVE FEES
The Company has entered into an Investment Advisory Agreement with Conning Asset Management Company (Investment Advisor). Certain officers and directors of the Company are also officers and directors of the Investment Advisor. For its services, the Investment Advisor charges a fee which is accrued daily. The fees charged, stated as an annual percentage of the average daily value of the net assets, is .125 percent.

All operational expenses of the Company are paid by General American, which charges administrative fees to the Fund in return. Certain officers and directors of the Company are also officers and directors of General American, Security Equity and Cova.

The administrative expenses are charged at an annual rate based on the average daily value of the net assets in the Fund and are .08 percent.

               GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Notes to Financial Statements - December 31, 1996


NOTE 4-INVESTMENTS
The amortized cost of investments for federal income tax purposes as of December 31, 1996, is as follows:

                            Money
                            Market
                             Fund
                         ------------

Short term securities    $101,224,478
                         ============

The Money Market Fund has no unrealized gains or losses as of December 31, 1996.

The "specific identification" method is used to determine the cost of securities sold.

For the year ended December 31, 1996, cost of purchases and proceeds from sales and maturities of securities were $599,980,843 and $572,951,811, respectively.

NOTE 5-CAPITAL STOCK
Transactions in capital stock were as follows:

                                   MONEY MARKET FUND
                 -------------------------------------------------------
                          Year ended                  Year ended
                       December 31, 1996           December 31, 1995
                 ---------------------------  --------------------------
                    Shares         Amount        Shares        Amount
                 -----------    ------------  -----------   ------------
Shares sold       13,172,752    $222,132,928   12,983,191   $206,236,725

Shares redeemed  (11,608,821)   (195,238,536) (14,716,458)  (233,052,535)
                 -----------    ------------  -----------   ------------

Net increase
 (decrease)        1,563,931    $ 26,894,392   (1,733,267)  $(26,815,810)
                 ===========    ============  ===========   ============

               GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Schedule of Investments - December 31, 1996

---------------------------------------------------------------------------------------
                                          PAR    INTEREST      MATURITY        MARKET
SHORT TERM SECURITIES                    VALUE   RATE (%)        DATE          VALUE
---------------------------------------------------------------------------------------
COMMERCIAL PAPER
Commercial Banking (45.60%)
  Allomon Funding                     $2,117,000   5.62       01/27/1997   $  2,108,468
  Banca CRT Financial Corp.            1,000,000   5.55       04/25/1997        983,058
  Broadway Capital<F*>                 1,000,000   5.78       02/03/1997        994,729
  Broadway Capital<F*>                 1,500,000   5.42       02/10/1997      1,490,917
  BTM Financial<F*>                    2,800,000   5.49       02/28/1997      2,775,189
  Creative Capital<F*>                 2,000,000   7.25       01/02/1997      1,999,597
  Creative Capital<F*>                 1,000,000   5.52       01/29/1997        995,761
  Creative Capital<F*>                 1,000,000   5.47       02/03/1997        995,050
  Creative Capital<F*>                 1,000,000   5.55       02/10/1997        993,889
  Dynamic Funding Corp.                1,000,000   5.68       01/06/1997        999,250
  Dynamic Funding Corp.                1,000,000   6.02       01/07/1997        999,000
  Dynamic Funding Corp.                  600,000   5.71       01/31/1997        597,285
  Dynamic Funding Corp.                1,000,000   5.63       05/02/1997        981,917
  Falcon Asset Securitization          2,400,000   5.73       01/21/1997      2,392,400
  Frontier Corp.<F*>                   2,384,000   5.42       01/17/1997      2,378,310
  Industrial Funding Corp.             2,780,000   5.73       01/15/1997      2,773,838
  Iris Partners LP (Sumitomo)          1,500,000   5.53       01/30/1997      1,493,499
  Iris Partners LP (Sumitomo)          1,000,000   5.57       02/07/1997        994,327
  Iris Partners LP (Sumitomo)          1,000,000   5.64       02/21/1997        992,208
  Oak Funding                          1,000,000   5.70       02/18/1997        992,467
  Oak Funding                          1,000,000   5.51       02/25/1997        991,597
  Orix America (IBJ)<F*>               1,000,000   5.58       03/25/1997        987,319
  Orix America (Norinchukin)<F*>       1,000,000   5.59       03/18/1997        988,389
  Orix America (Norinchukin)<F*>       1,000,000   5.75       03/18/1997        988,389
  Orix America (Sanwa)<F*>             1,000,000   5.88       02/03/1997        994,638
  Progress Funding Corp. "A"<F*>       1,000,000   5.70       01/13/1997        998,110
  Progress Funding Corp. "A"<F*>         450,000   6.52       01/13/1997        449,025
  Progress Funding Corp. "A"<F*>       1,000,000   5.60       01/31/1997        995,475
  Progress Funding Corp. "A"<F*>       1,075,000   5.89       02/03/1997      1,069,235
  Riverside Funding Inc.               1,414,000   5.81       02/21/1997      1,402,482
  Shimizu International Finance
    (Dai Ichi Kangyo)                  3,000,000   5.56       03/14/1997      2,967,300
  Strait Capital                       3,000,000   5.59       02/28/1997      2,973,205
  Strait Capital                         534,000   5.81       02/28/1997        529,053
  Strait Capital                       1,000,000   5.55       03/05/1997        990,346
                                                                           ------------
                                                                             46,255,722
                                                                           ------------

Finance (Non-Banking) (38.79%)
  AGA Capital Inc.                     1,000,000   5.69       02/11/1997        993,565
  Anchor Funding<F*>                     704,000   6.13       01/31/1997        700,421
  Anchor Funding<F*>                   2,400,000   5.53       02/11/1997      2,384,967
  Anchor Funding<F*>                   1,000,000   5.63       03/13/1997        989,251
  Astro Capital Corp.<F*>                800,000   5.57       01/31/1997        796,380
  Astro Capital Corp.<F*>              2,000,000   5.57       02/28/1997      1,982,278
  Atlas Funding<F*>                    2,000,000   5.69       02/04/1997      1,989,328




                                  (continued)




               GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Schedule of Investments - December 31, 1996

---------------------------------------------------------------------------------------
                                          PAR    INTEREST      MATURITY        MARKET
SHORT TERM SECURITIES                    VALUE   RATE (%)        DATE          VALUE
---------------------------------------------------------------------------------------
Finance (Non-Banking) (continued)
  Banner Receivables                  $1,000,000   5.71       03/07/1997   $    990,160
  Banner Receivables                   2,000,000   5.63       03/21/1997      1,976,081
  Finova Capital                       1,500,000   5.72       02/10/1997      1,490,917
  Goldman Sachs                        5,000,000   8.25       01/02/1997      4,998,845
  Gotham Funding<F*>                   1,065,000   6.02       01/14/1997      1,062,693
  Gotham Funding<F*>                   1,000,000   5.62       02/28/1997        991,058
  Gotham Funding<F*>                   1,500,000   5.52       05/19/1997      1,469,238
  Jet Funding                            190,000   5.54       01/31/1997        189,145
  Jet Funding                          1,000,000   6.29       01/31/1997        994,792
  Jet Funding                          1,000,000   5.57       02/28/1997        991,139
  Jet Funding                          1,600,000   5.53       02/28/1997      1,585,822
  Merrill Lynch & Co.                    100,000   6.66       01/08/1997         99,871
  Strategic Asset Funding Corp.        1,000,000   5.54       03/06/1997        990,311
  Strategic Asset Funding Corp.        1,000,000   5.63       03/14/1997        989,100
  Tri-Lateral Capital<F*>              1,000,000   5.48       02/03/1997        995,032
  Tri-Lateral Capital<F*>              1,000,000   5.50       02/24/1997        991,750
  Tri-Lateral Capital<F*>              1,000,000   5.57       03/05/1997        990,463
  Tri-Lateral Capital<F*>              1,260,000   5.56       04/01/1997      1,242,738
  Wood Street Funding<F*>              3,000,000   7.10       01/02/1997      2,999,408
  Wood Street Funding<F*>              2,000,000   5.71       02/24/1997      1,983,050
  Working Capital Management           1,500,000   5.56       02/24/1997      1,487,623
                                                                           ------------
                                                                             39,345,435
                                                                           ------------

Miscellaneous Conglomerate (2.95%)
  Pacific Dunlop Asia<F*>                616,000   5.53       03/31/1997        607,822
  Pacific Dunlop Asia<F*>                500,000   5.60       02/03/1997        497,557
  Toshiba International Finance        1,900,000   5.48       03/03/1997      1,882,615
                                                                           ------------
                                                                              2,987,994
                                                                           ------------

Insurance (3.60%)
  Triple-A Funding Corp.<F*>           2,690,000   6.23       01/09/1997      2,686,282
  Triple-A Funding Corp.<F*>             966,000   6.23       01/10/1997        964,498
                                                                           ------------
                                                                              3,650,780
                                                                           ------------

Mortgage Backed Securities (2.95%)
  Countrywide Home<F*>                 3,000,000   6.51       01/09/1997      2,995,666
                                                                           ------------

Motor Vehicles (2.95%)
  Cooperative Association of
    Tractor Dealers                    2,000,000   6.57       01/06/1997      1,998,181
  Dealers Capital Access Trust         1,000,000   5.66       03/04/1997        990,700
                                                                           ------------
                                                                              2,988,881
                                                                           ------------

TOTAL COMMERCIAL PAPER (96.84%)
  (AMORTIZED COST, $98,222,173)                                              98,224,478




                                  (continued)




               GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

Schedule of Investments - December 31, 1996

---------------------------------------------------------------------------------------
                                          PAR     INTEREST     MATURITY        MARKET
SHORT TERM SECURITIES                    VALUE    RATE (%)       DATE          VALUE
---------------------------------------------------------------------------------------
TIME DEPOSITS
Commercial Banking (2.96%)
  Banco Espirito Santo Euro           $1,000,000   5.8125     05/12/1997   $  1,000,000
  Banco Espirito Santo Euro            1,000,000   5.8125     05/20/1997      1,000,000
  Banco Espirito Santo Euro            1,000,000   6.1875     07/31/1997      1,000,000

                                                                           ------------
Total time deposits (2.96%)
  (amortized cost $3,000,000)                                                 3,000,000
                                                                           ------------

TOTAL INVESTMENTS (99.80%)
  (AMORTIZED COST $101,222,173)                                             101,224,478

  Other net assets (0.20%)                                                      201,123
                                                                           ------------
TOTAL NET ASSETS (100.00%)                                                 $101,425,601
                                                                           ============

<F*> Commercial paper sold within terms of a private placement memorandum, exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". This security has been determined to be liquid under guidelines established by the board of directors.

See accompanying notes to financial statements.

               GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND

                               December 31, 1996


BOARD OF DIRECTORS

   Richard A. Liddy, Chairman
   Theodore M. Armstrong
   Harry E. Rich
   Alan C. Henderson
   Matthew P. McCauley

INVESTMENT ADVISOR

   Conning Asset Management Company

SAFEKEEPER OF SECURITIES

   Bank of New York

LEGAL COUNSEL

   Stephen E. Roth
   Sutherland, Asbill & Brennan, Washington D.C.

INDEPENDENT AUDITORS

   KPMG Peat Marwick LLP


If distributed to perspective investors, this report must be preceded or accompanied by a current prospectus. The prospectus is incomplete without reference to the financial data contained in this annual report.